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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION       ----------------
                             WASHINGTON, D.C. 20549             SEC FILE NUMBER
                                                                    001-13843
                                   FORM 12b-25                  ----------------
                                                                ----------------
                           NOTIFICATION OF LATE FILING            CUSIP NUMBER
                                                                        N/A
                                                                ----------------

(Check One):   [_] Form 10-K    [_] Form 20-F    [_] Form 11-K    [X] Form 10-Q
               [_] Form 10-D    [_] Form N-SAR   [_] Form N-CSR


         For Period Ended:         MARCH 31, 2007
                          -----------------------------------

               [_]   Transition Report on Form 10-K
               [_]   Transition Report on Form 20-F
               [_]   Transition Report on Form 11-K
               [_]   Transition Report on Form 10-Q
               [_]   Transition Report on Form N-SAR

         For the Transition Period Ended: ____________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________

PART I - REGISTRANT INFORMATION

DUANE READE HOLDINGS, INC.
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Full Name of Registrant


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Former Name if Applicable

440 NINTH AVENUE
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Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10001
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City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should
be completed. (Check box if appropriate)     [_]

     [X]  (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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     [_]  (b)   The  subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     [_]  (c)   The  accountant's  statement or other exhibit  required by Rule
                12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     As previously disclosed, based on information provided to Duane Reade Holdings, Inc. (the "Company"), the Audit Committee, with the assistance of independent counsel, is currently conducting a review and investigation concerning the propriety of certain real estate transactions and related matters and whether the accounting for such transactions was proper. Based on the current progress of the review, the Company believes that no material corrections to the Company's results of operations for fiscal 2005 and 2006 will be necessary. For more information relating to the investigation, please see the Company's April 2, 2007 press release. The Company is delaying the filing of its quarterly report on Form 10-Q for the quarter ended March 31, 2007 pending the completion of the investigation.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         /s/ John K. Henry                212                 273-5700
     ----------------------------     ------------      ---------------------
                (Name)                 (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                               [_]   Yes     [X]   No

     The Company's annual report on Form 10-K for the year ended December 30, 2006 has not been filed, pending the completion of the investigation.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [X]   Yes     [_]   No

     If so, attach an explanation of the anticipated  change,  both narratively
     and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
     reasonable estimate of the results cannot be made.

     As mentioned previously in the Company's press release issued on April 2, 2007, based on information provided to the Company, the Audit Committee, with the assistance of independent counsel, is currently conducting a review and investigation concerning the propriety of certain real estate transactions and related matters and whether the accounting for such transactions was proper. Based on the current progress of the review, the Company believes that no material corrections to the Company's results of operations for fiscal 2005 and 2006 will be necessary. For more information relating to the investigation, please see the Company's April 2, 2007 press release.

     As a result of the normal operations of the Company, the Company expects that there will be changes in results of operations in the quarter ended March 31, 2007 from those reported in the corresponding period in 2006. Because of the ongoing investigation mentioned above, the Company has not yet completed the preparation of its financial statements for the quarter ended March 31, 2007, so a reasonable estimate of the results cannot be made at this time, although the Company expects to issue a press release containing preliminary financial statements for the quarter ended March 31, 2007 within the next two weeks.

     Except for historical information contained herein, the statements in this notification are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In addition, this document may contain statements, estimates or projections that constitute "forward-looking" statements as defined under U.S. federal securities laws. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted or expected results. Those risks include, among other things, the competitive environment in the drug store industry in general and in the New York metropolitan area, the ability to open and operate new stores, the continued efforts by payers and government agencies to reduce prescription reimbursement rates and prescription drug benefits, the strength of the economy in general, the economic conditions in the New York greater metropolitan area, changes in federal and state laws and regulations, including the potential impact of changes in regulations surrounding the importation of pharmaceuticals from foreign countries and changes in laws governing minimum wage requirements, changes in the Company's operating strategy, capital expenditure plans or development plans, the Company's ability to attract, hire and retain qualified pharmacy and other personnel, the Company's significant indebtedness, labor disturbances, the continued impact of, or new occurrences of, terrorist attacks in the New York greater metropolitan area and any actions that may be taken in response, demographic changes, the Company's ability to limit fraud and shrink, the results of the Company's review and investigation described above and recalls of pharmaceutical products due to health concerns or other reasons. Those and other risks are more fully described in the Company's reports filed with the SEC from time to time, including its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except to the extent otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements.

                           DUANE READE HOLDINGS, INC.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 16, 2007                      By:  /s/ John K. Henry
                                              -------------------------------
                                              Name:  John K. Henry
                                              Title: Senior Vice President and
                                                     Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.




                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)